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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                SCHEDULE TO - I
                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                      SECURITIES AND EXCHANGE COMMISSION)
                             ---------------------

                                AMENDMENT NO. 3


                               WOLOHAN LUMBER CO.
                                (Name of Issuer)

                          WOLOHAN LUMBER CO. (ISSUER)
(Name of Filing Person (identifying status as Offeror, Issuer or Other Person))

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   977865-104
                     (CUSIP Number of Class of Securities)

                                JAMES L. WOLOHAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               WOLOHAN LUMBER CO.
                               1740 MIDLAND ROAD
                            SAGINAW, MICHIGAN 48603
                                 (989) 793-4532
                 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Filing Person)

                                    COPY TO:
                           VERNE C. HAMPTON, II, ESQ.
                             DICKINSON WRIGHT PLLC
                        500 WOODWARD AVENUE, SUITE 4000
                            DETROIT, MICHIGAN 48226
                                 (313) 223-3546

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*  $22,500,000              AMOUNT OF FILING FEE  $4,500.00

* Assumes purchase of 1,500,000 shares of common stock, par value $1.00 per share, at the tender offer price of $15.00 per share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $4,500.00                FILING PARTY: Wolohan Lumber Co.
FORM OR REGISTRATION NO.: Schedule TO            DATE FILED: August 7, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] Third-party tender offer subject to Rule 14d-1.
[X] Issuer tender offer subject to Rule 13c-4.
[ ] Going-private transaction subject to Rule 13e-3.
[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



     This Amendment No. 3 to Tender Offer Statement on Schedule TO relates to the offer by Wolohan Lumber Co., a Michigan corporation, to purchase up to 1,500,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $1.00 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 16, 2000, between the Issuer and Registrar and Transfer Company, as the Rights Agent, at a price of $15.00 net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 8, 2001 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 3 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed on Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.


     The Offer to Purchase, a copy of which was previously filed with this Schedule TO as Exhibit (a)(1)(A) is hereby amended as follows in response to
Item 4 of this Tender Offer Statement on Schedule TO.

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ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 of Schedule TO is hereby amended and supplemented by adding the following language:


     The tender offer expired at 5:00 p.m., Eastern time, on September 21, 2001. Wolohan Lumber accepted for payment a total of 1,300,051 shares at a purchase price of $15.00 per share. As of September 21, 2001, Wolohan Lumber had issued and outstanding 3,322,268 shares of common stock. After completion of the tender offer, Wolohan Lumber has 2,022,217 shares of common stock outstanding.


ITEM 11. ADDITIONAL INFORMATION.

     Item 11 of Schedule TO is hereby amended and supplemented by adding the following language:


     On September 24, 2001, Wolohan Lumber issued a press release announcing the results of the tender offer, a copy of which is filed as Exhibit (a)(5)(C) to this Amendment No. 3 to Schedule TO and is incorporated herein by reference.


ITEM 12. EXHIBITS.

     Item 12 of Schedule TO is hereby amended and supplemented by adding Exhibit
(a)(5)(C).


 EXHIBIT
 NUMBER                              DESCRIPTION
 -------                             -----------
(a)(5)(C)..  Press Release, dated September 24, 2001

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WOLOHAN LUMBER CO.

                                          By: /s/ JAMES L. WOLOHAN
                                            ------------------------------------
                                            Name: James L. Wolohan
                                            Title: President and Chief Executive
                                              Officer


Date: September 24, 2001

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                                 EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
    99         Press Release, dated September 24, 2001